WILLIAM L. STULGINSKY

209 WISTERIA LANE

MEDIA, PA 19063

April 27, 2014

To the Board of Directors of China Ceramics Co. Ltd.

This letter serves as my notice to you that I resign from the Board of Directors of China Ceramics Co, Ltd. effectively immediately.

/s/ William. L. Stulginsky
William. L. Stulginsky